UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
NETFLIX, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
64110L106

(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,566,859 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,566,859 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,566,859 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		133,006 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		133,006 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

133,006 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,699,865 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,699,865 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,699,865 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,444,750 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,444,750 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,444,750 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLAND

	7	SOLE VOTING POWER:

NUMBER OF		11,394 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,394 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,394 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,456,144 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,456,144 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,456,144 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		51,520 SHARES OF COMMON STOCK (A) (B)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,156,009 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		51,520 SHARES OF COMMON STOCK (A) (B)

WITH	10	SHARED DISPOSITIVE POWER:

5,156,009 SHARES OF COMMON STOCK (B)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,207,529 SHARES OF COMMON STOCK (A) (B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Includes options issued under the 2002 Stock Option Plan and held directly by the Reporting Person that are immediately exercisable into a total of 39,520 shares of common stock.
(B) Please see Item 5

CUSIP No.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		10,000 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,156,009 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

5,156,009 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,166,009 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,456,144 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,456,144 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,456,144 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,456,144 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,456,144 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,456,144 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		18,067 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,456,144 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,067 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

1,456,144 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,474,211 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,456,144 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,456,144 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,456,144 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Netflix, Inc., a Delaware corporation (“Netflix” or the “Company”). The Company’s principal executive offices are located at 100 Winchester Circle, Los Gatos, CA 95032.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (5), TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (6) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”), (7) Jay C. Hoag (“Mr. Hoag”), (8) Richard H. Kimball (“Mr. Kimball”), (9) John L. Drew (“Mr. Drew”), (10) Jon Q Reynolds, Jr. (“Mr. Reynolds”), (11) William J.G. Griffith IV (“Mr. Griffith”), and (12) Robert W. Trudeau (“Mr. Trudeau”). TCV IV, Strategic Partners IV, Management IV, TCV VI, Member Fund, Management VI, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV, Management IV, TCV VI, Member Fund and Management VI are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV VI, Member Fund and Management VI is 528 Ramona Street, Palo Alto, California 94301. TCV IV, Strategic Partners IV, TCV VI and Member Fund are sometimes referred to collectively herein as the “Funds” and individually as a “Fund.”
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are the Class A Members of Management VI. The Management VI Members are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of the TCV VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not applicable.
ITEM 4. PURPOSE OF TRANSACTION.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on April 28, 2010, the Funds, Management IV, Management VI and the Management VI Members owned directly and/or indirectly the following shares:

		Percentage of Outstanding
Name of Investor	Number of Total Shares	Shares(*)
TCV IV	3,566,859	6.8%
Strategic Partners IV	133,006	Less than 1%
Management IV	3,699,865	7.1	%(**)
TCV VI	1,444,750	2.8%
Member Fund	11,394	Less than 1%
Management VI	1,456,144	2.8	% (**)
Mr. Hoag	5,207,529	10	% (**)(***)
Mr. Kimball	5,166,009	9.9	% (**)(****)
Mr. Drew	1,456,144	2.8	% (**)
Mr. Reynolds	1,456,144	2.8	% (**)
Mr. Griffith	1,474,211	2.8	% (**)(*****)
Mr. Trudeau	1,456,144	2.8	% (**)

(*)	All percentages in this table are based on 52,261,855 shares of Common Stock of the Company outstanding as March 31, 2010, and as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission on April 28, 2010.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***)	Includes 39,520 options issued to Mr. Hoag under the 2002 Stock Option Plan that are immediately exercisable. Also includes 12,000 shares held by the Hoag Family Trust U/A Dtd 8/2/94.

(****)	Includes 10,000 shares held by the Kimball Family Trust Uta Dtd 2/23/94.

(*****)	Includes 18,067 shares held by the Griffith Family 2004 Trust
Each of the Funds has the sole power to dispose or direct the disposition of the shares held by such Fund and has the sole power to direct the voting of its respective shares held by such Fund.
Management IV, as the general partner of the TCV IV and Strategic Partners IV (the “TCV IV Funds”), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV IV Funds and have the sole power to direct the vote of the shares held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the Funds of which Management IV is the general partners to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV IV Funds as well as to have the shared power to vote or direct the vote of the respective shares of Common Stock held by the TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by Management IV and the TCV IV Funds except to the extent of their respective pecuniary interest therein.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund (collectively with TCV VI, the “TCV VI Funds”), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV VI Funds and have the sole power to direct the vote of the shares held by the TCV VI Funds. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by TCV VI Funds and the shared power to direct the vote of the shares held by the TCV VI Funds. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI and the TCV VI Funds except to the extent of his respective pecuniary interest therein.
Mr. Hoag has the sole power to dispose and direct the disposition of the shares of Common Stock received upon exercise of his options and the sole power to direct the vote of his shares of Common Stock received upon exercise of his options; however, TCMI, Inc. has a right to 100% of the pecuniary interest in such options or the shares to be received upon the exercise of such options. Mr. Hoag is a stockholder and director of TCMI,

Inc. and disclaims beneficial ownership of such options or the shares to be received upon the exercise of such options except to the extent of his pecuniary interest therein.
Mr. Hoag is a trustee of the Hoag Family Trust U/A Dtd 8/2/94 (“Hoag Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Hoag Trust. Mr. Hoag disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Kimball is a trustee of the Kimball Family Trust Uta Dtd 2/23/94 (“Kimball Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Kimball Trust. Mr. Kimball disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Griffith is a trustee of the Griffith Family 2004 Trust (“Griffith Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Griffith Trust. Mr. Griffith disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Mr. Hoag received the following option grants:

	Number of
	Options
Date of Grant	Granted	Exercise Price
2/1/10	819	$61.03
3/1/10	717	$69.70
4/1/10	667	$75.00
On March 9, 2010 the Kimball Trust gifted 100 shares for no consideration.
On April 26, 2010, as part of an in-kind pro-rata distribution to partners, the funds listed below distributed the following shares to their limited partners and general partners, without consideration:

Name of Investor	Shares Distributed
TCV IV	1,756,813	(*)
Strategic Partners IV	65,509	(**)
TCV VI	481,584	(***)
Member Fund	3,797	(****)

(*)	This includes 452,198 shares distributed to Management IV.

(**)	This includes: (i) 108 shares distributed to Management IV, (ii) 6,761 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee, and (iii) 7,482 shares distributed to the Kimball Trust, of which Mr. Kimball is a trustee. Messrs. Hoag and Kimball disclaim beneficial ownership of the shares held by the Hoag Trust and the Kimball Trust, respectively, except to the extent of their respective pecuniary interests therein.

(***)	This includes 4,816 shares distributed to Management VI.

(****)	This includes: (i) 525 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee, (ii) 620 shares distributed to the Kimball Trust, of which Mr. Kimball is a trustee, (iii) 175 shares distributed to Hamilton Investments Limited Partnership (“Hamilton Investments”), of which Mr. Hoag is the sole general partner and a limited partner, (iv) 533 shares distributed to the Drew Family Trust dated 10/5/04 (“Drew Trust”), of which Mr. Drew is a trustee, (v) 533 shares distributed to the Reynolds Family Trust (“Reynolds Trust”), of which Mr. Reynolds is a trustee, (vi) 533 shares distributed to the Griffith Trust, of which Mr. Griffith is a trustee, and (vii) 266 shares distributed to Mr. Trudeau. Messrs. Hoag, Kimball, Drew, Reynolds and Griffith disclaim beneficial ownership of the shares held by the Hoag Trust and Hamilton Investments, the Kimball Trust, the Drew Trust, the Reynolds Trust and the Griffith Trust, respectively, except to the extent of their respective pecuniary interests therein.
On April 26, 2010, Management IV made an in-kind distribution of 452,306 shares of Common Stock of the Company to its members, without consideration. This includes the following:
119,185 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Trust except to the extent of his pecuniary interest therein.
26,138 shares distributed to Hamilton Investments, of which Mr. Hoag is the sole general partner and a limited partner. Mr. Hoag disclaims beneficial ownership of the shares held by Hamilton Investments except to the extent of his pecuniary interest therein.
87,418 shares distributed to the Kimball Trust, of which Mr. Kimball is a trustee. Mr. Kimball disclaims beneficial ownership of the shares held by the Kimball Trust except to the extent of his pecuniary interest therein.
33,352 shares distributed to the Drew Trust, of which Mr. Drew is a trustee. Mr. Drew disclaims beneficial ownership of the shares held by the Drew Trust except to the extent of his pecuniary interest therein.
49,386 shares distributed to the Reynolds Trust, of which Mr. Reynolds is a trustee. Mr. Reynolds disclaims beneficial ownership of the shares held by the Reynolds Trust except to the extent of his pecuniary interest therein.
19,199 shares distributed to the Griffith Trust, of which Mr. Griffith is a trustee. Mr. Griffith disclaims beneficial ownership of the shares held by the Griffith Trust except to the extent of his pecuniary interest therein.
On April 26, 2010, Management VI made an in-kind distribution of 4,816 shares of Common Stock of the Company to its members, without consideration. This includes the following:
704 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Trust except to the extent of his pecuniary interest therein.
235 shares distributed to Hamilton Investments, of which Mr. Hoag is the sole general partner and a limited partner. Mr. Hoag disclaims beneficial ownership of the shares held by Hamilton Investments except to the extent of his pecuniary interest therein.
830 shares distributed to Goose Rocks Beach Partners, L.P. (“Goose Rocks”), of which Mr. Kimball is a general partner. Mr. Kimball disclaims beneficial ownership of the shares held by Goose Rocks except to the extent of his pecuniary interest therein.
713 shares distributed to the Drew Family Partners (“Drew Partners”), of which Mr. Drew is a partner. Mr. Drew disclaims beneficial ownership of the shares held by the Drew Partners except to the extent of his pecuniary interest therein.
713 shares distributed to the Reynolds Trust, of which Mr. Reynolds is a trustee. Mr. Reynolds disclaims beneficial ownership of the shares held by the Reynolds Trust except to the extent of his pecuniary interest therein.
713 shares distributed to the Griffith Trust, of which Mr. Griffith is a trustee. Mr. Griffith disclaims beneficial ownership of the shares held by the Griffith Trust except to the extent of his pecuniary interest therein.
357 shares distributed to Mr. Trudeau.
On April 27 and April 28, 2010, the following sold the number of shares at the prices listed below in open market transactions:

Name of Investor	Date Sold	Shares Sold	Price
Hoag Trust	4/27/10	115,175	$104.2828
Hamilton Investments	4/27/10	26,548	$104.2828
Drew Trust	4/27/10	33,885	$104.5513
Drew Partners	4/27/10	713	$104.5513
Griffith Trust	4/27/10	20,445	$105.0655
Reynolds Trust	4/27/10	50,632	$104.2357
Mr. Trudeau	4/27/10	623	$105.0374
Kimball Trust	4/28/10	90,650	$100.5228
Goose Rocks	4/28/10	830	$100.5228

On April 27, 2010, Mr. Hoag exercised the following options at the exercise prices set forth below, and then sold these 16,060 shares in open market transactions on April 27, 2010, at a price per share of $104.00.

Exercise
Number of Options	Price
1,751	$22.83
1,712	$23.36
1,704	$23.48
1,681	$23.78
1,575	$25.39
1,558	$25.68
1,536	$26.05
1,522	$26.29
1,517	$26.35
1,504	$26.61

(d).	Not applicable.

(e).	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Except as set forth herein and as set forth in the Reporting Persons’ initial statement on Schedule 13D with respect to the Company’s securities, filed May 29, 2002 (which is incorporated by reference herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D/A relating to the common stock of Netflix, Inc. filed on August 7, 2006)
Exhibit 2 Amended and Restated Stockholders’ Rights Agreement dated July 10, 2001 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Netflix, Inc. on May 29, 2002)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 30, 2010

TCV IV, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV VI, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

ROBERT W. TRUDEAU
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D/A relating to the common stock of Netflix, Inc. filed on August 7, 2006)
Exhibit 2 Amended and Restated Stockholders’ Rights Agreement dated July 10, 2001 (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Netflix, Inc. on May 29, 2002)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)